Exhibit 99.1

Atento Announces Pricing of Senior Secured Notes

SAO PAULO, July 28, 2017 – Atento S.A. (“Atento” or the “Company”) (NYSE: ATTO), the largest provider of customer relationship management and business process outsourcing solutions (CRM/BPO) in Latin America and among the top five providers worldwide, today announced that its wholly-owned subsidiary, Atento Luxco 1 S.A. (the “Issuer”), has priced its previously announced private offering of US$400 million in aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Notes”). The offering is expected to close on August 10, 2017, subject to customary closing conditions. Atento intends to use the net proceeds from the offering of the Notes to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil.

The Notes were priced at 100% of their principal amount and will mature on August 10, 2022. The Notes will be guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The Notes and the guarantees will be secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer and each of the guarantors within 120 days following the issue date of the Notes.

The Notes and related guarantees are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Act”), or outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Act. The Notes and related guarantees have not been and will not be registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Any offers of the Notes will be made only by means of a private offering circular.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, Atento has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for the fourth consecutive year. For more information visit www.atento.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Felipe Joaquim Martins de Souza

+55 11 3779-8053

felipe.souza@atento.com

Media Relations

Maite Cordero

+34 91 740 74 47

media@atento.com